EXHIBIT 4.6
[Letterhead of Canadian Solar Inc.]
Sales Contract
September 1st, 2008
Contract No.: CSI-IIG080715
entered by and between
Canadian Solar Inc.
675 Cochrane Drive
East Tower 6th Floor
Markham, Ontario L3R 0B8
Canada
(hereinafter referred to as the “VENDOR”)
and
ILIOTEC International GmbH
An der Irler Hohe 3a
93055 Regensburg
Germany
Tel: +49 941 560211-0
Fax:+49 941 460211-81
(hereinafter referred to as the “PURCHASER”)

Recitals
The Vendor is registered under Federal Business Act of Canada and manufactures crystalline photovoltaic panels at its wholly-owned manufacturing plants in P.R. China.
The PURCHASER is active in the photovoltaic market. Among other business activities, the PURCHASER distributes solar modules and carries out various solar power plant projects in Germany and other parts in Europe.
The PURCHASER has a need for certain Mono/Poly Crystalline PV Modules for the PURCHASER’s project(s) (hereinafter referred to as “module” or “modules”), and desires to procure said modules from the VENDOR.
The VENDOR desires to deliver and sell said modules to the PURCHASER.
NOW, THEREFORE, the Parties agree as follows:

I.	Type and Quantity of Modules, Prices, Delivery Time
Type and quantities of the modules which the PURCHASER needs, the applicable specification, the prices, and the desired time of delivery which is set forth in EXHIBIT I to this Agreement.

II.	Labelling
1.    The product labels and trade marks of each module shall state the manufacturers’ name, each module’s serial number, indicate the nominal output as well as current and voltage characteristics at standard test conditions (STC) of the type of module concerned and bear a clear warning against hazardous behaviour. In addition, all existing certifications, incl., but not limited to IEC 61215, Protection Class II and CE Mark shall be printed on the label.

2.    The PURCHASER shall not, without the prior written consent of the VENDOR, alter or make any addition to the labelling or packaging of the products displaying the Trade Marks, and shall not alter, deface or remove in any manner any reference to the Trade Marks, any reference to the VENDOR or any other name attached or affixed to the products or their packaging or labelling.

III.	Port of Shipment/Port of Destination
The port of shipment shall be Shanghai, P.R. China or any other Chinese ports determined by the VENDOR from time to time.
The port of destination will be the major German port (Hamburg), or any other major European port (e.g. Antwerp, Belgium). The PURCHASER shall timely notify the VENDOR of the port of destination for every single shipment.

IV.	Packing/Shipping Mark
1.    The packing shall be in accordance with the international packing standards (no wood package, for example) and suitable for long distance ocean shipping freight transportation and shall be well protected against moisture and shocks as well as disinfected. The well-packed PV-modules shall be shipped in containers. The relevant service and operation instructions shall be enclosed.
2.    The VENDOR shall mark on each package with fadeless paint the package number, gross weight, net weight, measurement of the package as well as of each single module, the serial number and wattage of each single module in the package concerned, the name of the module type, the port of destination and the wordings or imaged indications representing: “Keep Away from Moisture”, “Handle with Care”... etc.

V.	TITLE AND RISK OF LOSS/INSURANCE
1.    Risks of loss or damage, as well as any additional costs due to events occurring after the time of delivery shall pass to the PURCHASER on delivery in accordance with C.I.F. Incoterms 2000: However, title to the products per specified delivery shall pass to the PURCHASER only after payment for those particular products has been received in full.

2.    The VENDOR also has to procure marine insurance against the PURCHASER’S risk of loss of or damage to the products during the carriage only on minimum insurance coverage in accordance with C.I.F. Incoterms 2000.
3.    The PURCHASER shall at its own cost maintain insurance coverage against all risks which would normally be insured against by a prudent businessman in respect of products supplied to it commencing from the time when the products surpass the rail of the carrying vessel and extending until such time as title in the products passes to the PURCHASER in accordance with Par.1 above.
4.    In case, the PURCHASER chooses F.O.B. Incoterm 2000, he shall instruct the VENDOR at least two (2) weeks prior to the shipment. He will then be entitled of a price reduction of EURO 0, 03/W/p to compensate for the freight and insurance cost.

VI.	Terms of Payment
The payment shall be made T/T payment 10 days prior to arrival at the port of destination against the presentation of the shipping documents.

VII.	Documents
The VENDOR shall send the following documents immediately to the PURCHASER (in case of C.I.F. Incoterm 2000), or the Assigned Logistic Partner (in case of F.O.B. Incoterm 2000):
1.	Full set (including 3 originals) of shipped on board Bill of Ladings made out to the Contract and blank endorsed and consigned to the PURCHASER, marked “Freight Prepaid”.

2.	Signed Commercial Invoice in 3 originals indicating contract number issued by the VENDOR. Packing list (including 3 originals) with indication of weights, measurements and quantity issued by the VENDOR.

3.	Flash reports stating the module type, serial number, Isc, Voc, Imp, Vmp, Pmax, and the date of testing by Fax or E-mail to PURCHASER

Within 5 working days after receiving the shipping documents from the VENDOR’s shipping forwarder, the VENDOR has to fax or e-mail or courier one copy of the Bill of Lading and one copy of the Commercial Invoice to the PURCHASER.
The number of the documents and their contents shall be complete and correct. If the PURCHASER fails to pass the customs and to take over the products in time due to the VENDOR not having provided the documents as specified above, all losses caused by the VENDOR’s fault shall be borne by the VENDOR.

VIII.	Shipments
C.I.F. German Hamburg port (Incoterms 2000) or any other major European port (e.g. Antwerp, Belgium).
Unless otherwise agreed in writing between the Parties, Cost Insurance and Freight Incoterms 2000 shall apply to this Agreement. If there is any conflict between such Incoterms and the terms of this Agreement then the terms of this Agreement shall prevail.
The particulars of the shipment including the name of the vessel, date, quantity and value of shipment are to be e-mailed or faxed to the PURCHASER within 2 working days after such information received from the VENDOR’s shipping forwarder so that the PURCHASER can arrange for the Customs Clearance.
Partial shipment shall be allowed, but only in full containers. Trans-shipment shall be not allowed.

IX.	Warranties
1.    The VENDOR guarantees that the products shall be made of qualified materials with first class workmanship, that they shall be brand new and unused and that they shall comply in all respects with the quality and specification stipulated in this Agreement including its attachments and that they shall be in conformity with the relevant technical data.

2.    The VENDOR guarantees that the modules are manufactured according to IEC 61215, ed. 2, TÜV Safety Class II, or IEC 61730 standards, and the CE Mark.
3.    Furthermore, the VENDOR shall issue a written warranty for his products with the following content:
(1)	A Product Quality Warranty stating that the products shall be free from defects in material and workmanship for two years. If, within 24 months counting from the date of installation, damages or defects occur in the course of operation because of inferior quality, bad workmanship or the use of inferior materials in the manufacturing process, the VENDOR shall, upon notice by the PURCHASER with authentic and sufficient evidence, immediately repair, replace, or make adjustments to the default products.

(2)	A Power Performance Warranty stating that the power degradation of the products’ originally rated power as determined under Standard Test Conditions (1000W/m2, 25°C cell temperature, AM=1.5) shall not be greater than 10% after 10 years and 20% after 25 years.
4.    This warranty shall lead to the consequence that:
(1)	if, within 24 months counting from the date of installation, damages or defects occur in the course of Operation because of inferior quality, bad workmanship or the use of inferior materials in the manufacturing process, the VENDOR shall, upon notice by the PURCHASER with authentic and sufficient evidence, immediately repair, replace the defective products. Costs for transportation of the default and replacing modules and installation costs shall be borne by the VENDOR.

(2)	if it is determined that under Standard Test Conditions (STC, 1000 W/m2, 25°C, AM=1.5) products supplied by the VENDOR to the PURCHASER do not meet the warranted percentage of its specified power output during the warranty term, the VENDOR shall execute the remedy as stipulated in its warranty statement.

5.    The warranties shall not cover damages, malfunctions or service failures caused by:
-	Errors made during installation, operation or maintenance,

-	Abuse or misuse,

-	Power failure surges, lightning, fire or flood,

-	Actions of third parties and other events or accidents outside the reasonable control and not arising under normal operating conditions.

Where inspection of the defective product indicates with sufficient evidence of improper installation, operation or maintenance, the PURCHASER shall reimburse VENDOR its costs for the replacement or repairing the product including costs of examination.

X.	Effective Date, Duration, Termination
(1)    This Agreement shall come into effect after both parties have signed it (“Effective date”), and shall initially remain in effect until Dec. 31st, 2009 (“Expiration Date”), unless the Parties agree on an extension prior to the Expiration Date.
(2)    If the PURCHASER becomes insolvent or bankrupt or breaches a provision of this Agreement and does not remedy such breach within thirty (30) calendar days of written notice by the VENDOR, the VENDOR may terminate this Agreement in whole or in part effective thirty (30) calendar days after said notice was given. If the VENDOR becomes bankrupt or insolvent or breaches a material provision hereof and does not commence to remedy such breach within thirty (30) calendar days of being given written notice by the PURCHASER, the PURCHASER may terminate this Agreement in whole or in part effective thirty (30) calendar days after such notice was given.

(3)    In regard to any orders already been made by PURCHASER before the expiration or termination of this Agreement, this Agreement shall fully remain in effect beyond the respective expiration or termination date. The foregoing shall not apply, if the Agreement is terminated by VENDOR due to PURCHASER’s bankruptcy or insolvency.

XI.	Claims
1.    Within 30 days after the arrival of the products at final CIF Port destination should the specification, quantity or appearance of the modules be found not to be in conformity with the stipulations of this Agreement, except for those claims for which the insurance company or the owners of the vessel are liable, the PURCHASER shall, based on the Inspection Certificate issued by an office of the Authorised Administration of Import and Export Commodities Inspection of the importing country, have the right to claim replacement with new products (in case of total failure), or financial compensation limited to the cost of the products in question.
The VENDOR, upon verification of the PURCHASER’s claim, shall be responsible for complete or partial replacement of the commodity or shall devaluate the products according to the state of defects.

XII.	Force Majeure
The VENDOR shall not be held responsible for the delay in shipment or non-delivery of the due to Force Majeure, such as war, severe fire, flood, typhoon, earthquake,, labour strike or riots which might occur during the process of manufacturing or in the course of transportation, loading or transit, or such Force Majeure at any key suppliers of the VENDOR; The VENDOR shall inform the PURCHASER immediately of the occurrence of an instant mentioned above and within ten days thereafter, the VENDOR shall send by fax or e-mail or courier to the PURCHASER for their acceptance a certificate of the accident issued by the relevant government authority where the incident occurred as evidence thereof.

Under such circumstances, the VENDOR, however, shall still be under the obligation of taking all necessary measures to hasten the delivery of the products.

XIII.	Dispute Settlement/Arbitration Clause
1.    If a dispute of any kind whatsoever arises between the Parties in conjunction with this Agreement, the Parties shall attempt to settle such dispute amicably. In any disputes of the measured flash data, the parties agree to accept Fraunhofer Institute, Freiburg, Germany as reference.
2.    Provided the Parties are not able to agree upon an amicable settlement within a reasonable time and no later than thirty (30) calendar days after initiation of settlement discussions, all disputes arising out of or in conjunction with this Agreement, - and/or in conjunction with subsequent agreements -, including disputes over their construction or validity, and regardless of their legal nature, shall be settled by an arbitration court in accordance with the Arbitration Rules of Conciliation and Arbitration of the ICC (International Chamber of Commerce) without recourse to the ordinary courts of law. Such arbitration shall be final and binding.
3.    The place of arbitration shall be Frankfurt, Germany, or Toronto, Ontario, Canada. The Party bringing the initial claim(s) in dispute shall have the right to choose between the aforementioned places
4.    The language of the arbitration proceedings shall be English.
5.    Without detriment to the foregoing, the Parties shall not be precluded from initiating interim measures via the ordinary courts of law.

XIV.	Choice-of-Law Clause
This Agreement and all disputes arising out of, or in conjunction with this Agreement, - and/or in conjunction with subsequent agreements - including disputes over its validity and construction, shall be exclusively governed by the laws of Canada. Conflict of laws rules shall not apply.

XV.	Taxes and Duties
All taxes and duties in connection with the execution of this Agreement shall be paid as follows:
1.	Levied by the Chinese government shall be borne by the VENDOR.

2.	Levied by the government of the importing country shall be borne by the PURCHASER.

XVI.	Exclusivity /Non- Competition Clause/Confidentiality
1.    The VENDOR shall regard the PURCHASER as first priority client and guarantee the PURCHASER that the VENDOR shall not sell to or compete against the PURCHASER for a list of clients presented by the PURCHASER and attached hereto. This list and non compete agreement shall be for existing bonafide current clients of the PURCHASER which are active and have purchased modules for projects within the current and previous year. This shall exclude clients that may also be purchasing from the VENDOR unknowingly to both PURCHASER and VENDOR and that are also current clients of the VENDOR. This covenant not to compete shall remain in effect as long as this Agreement also remains in effect.
2.    The Parties acknowledge and agree that during the term of this Agreement that they may gain access to and become acquainted with information critical to the other Party’s business, such as business and trade secrets and/or information, trade and business secrets pertaining to other companies affiliated with that Party. The Parties agree that they shall not disclose any such information, business or trade secrets, neither directly nor indirectly, to any other person or legal entity. This covenant to keep confidential shall remain in force after termination of this Agreement to the full extent permitted by applicable law.

XVII.	CSI Standard Warranty Statement and Conditions of Sales
CSI standard warranty statement and conditions of sales should apply to any issues not specifically covered by this agreement.

XVIII.	Entire Agreement and Amendments
1    In respect of the Sales Master Contract and without consideration of the subsequent Purchase Order or Conditions of Sale for each separate sale, this Agreement including EXHIBIT 1 shall constitute the entire Agreement between the Parties with regard to its subject matter. This Agreement shall supersede all other prior oral or written agreements between the Parties hereto.
2    Any amendments to, or modifications of this Agreement shall become effective only when in writing and signed by the Parties

XVIIII.	Severability Clause
In the event any provision of this Agreement proves unenforceable or invalid for whatever reason, the remaining provisions of this Agreement shall be unaffected by such holding, but remain in full force and effect.
IN WITNESS THEREOF, this Agreement is made in English and signed by both Parties in two original copies, each party holds one copy. This Agreement is effective from the date both Parties have signed it.

/s/ Gregory Spanoudakis	Regensburg	October 2, 2008

Location, Date, Stamp and Signature of Canadian Solar Inc.

/s/ Dr. Thomas Reindl	Regensburg	September 15, 2008

Location, Date, Stamp and Signature of ILIOTEC International GmbH

[Stamp of ILIOTEC International GmbH]

Exhibit I
Commodity, Specification, and Delivery Schedule for the current Project:

Quantity
Schedule	Commodity & Specifications	(MW)1)	Price Per Watt and Conditions2)
Year 2009	Regular CS-5A, 5P, 6A, 6P	10MW, plus Option: 10MWp	Price: Euro [****]*/Wp 3) CIF Port in Europe
Year 2009	e module CS6A-150/160P	5MW, plus Option: 10MW	Price: Euro [****]*/Wp CIF Port in Europe
TOTAL		35MW (incl. options)

1)	Optional quantities to be confirmed by March 31st, 2009.

2)	Prices to be reviewed on a quarterly base. If no mutual agreement is reached, the prices stated in the table shall prevail.

3) Price is valid for shipments from December 1st, 2008 onwards. Shipments within the month of December are invoiced at EURO [****]*/Wp. The thus over-paid balance will be reimbursed over the course of the shipments in January through March 2009 by accordingly, lower purchasing prices and/or credit notes.

*	This portion of the Sales Contract has been omitted and filed separately with the Securities and Exchange Commission, pursuant to Rule 24b-2.